UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RENTECH NITROGEN PARTNERS, L.P.

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

760113 100

(CUSIP Number)

December 31, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 760113 100	SCHEDULE 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Rentech, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.86%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 760113 100	SCHEDULE 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Rentech Development Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.86%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 760113 100	SCHEDULE 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS Rentech Nitrogen Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.86%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 760113 100	SCHEDULE 13G	Page 5 of 8

Item 1(a).	Name of Issuer: Rentech Nitrogen Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10877 Wilshire Blvd., Suite 600
Los Angeles, CA 90024

Item 2(a).	Name of Person(s) Filing:

This is statement is being filed by and on behalf of:

Rentech, Inc.
Rentech Development Corporation
Rentech Nitrogen Holdings, Inc.

23,250,000 common units representing limited partner interests (“Common Units”) are beneficially owned directly by Rentech Nitrogen Holdings, Inc. All other filers reporting on this statement beneficially own Common Units indirectly through their direct or indirect ownership of Rentech Nitrogen Holdings, Inc. equity.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

10877 Wilshire Blvd., Suite 600
Los Angeles, CA 90024

Item 2(c).	Citizenship:

Rentech, Inc.	Colorado
Rentech Development Corporation	Colorado
Rentech Nitrogen Holdings, Inc.	Delaware

Item 2(d).	Title of Class of Securities:

Common Units of Rentech Nitrogen Partners, L.P.

Item 2(e).	CUSIP Number: 760113 100

Item 3.	Not applicable.

Item 4.	Ownership:

The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

CUSIP No.: 760113 100	SCHEDULE 13G	Page 6 of 8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

RENTECH, INC.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President, General Counsel and Secretary

RENTECH DEVELOPMENT CORPORATION

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

RENTECH NITROGEN HOLDINGS, INC.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 5, 2013

RENTECH, INC.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President, General Counsel and Secretary

RENTECH DEVELOPMENT CORPORATION

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

RENTECH NITROGEN HOLDINGS, INC.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary